Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

July 11, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Mr. Mark A. Cowan

RE:
Post-Effective Amendment No. 87 to the Registration Statement on Form N-1A of DWS Alternative Asset Allocation VIP and DWS Diversified International Equity VIP, each a series of DWS Variable Series II (the “Registrant”); (Reg. Nos. 033-11802 and 811-05002)

Dear Mr. Cowan:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephonic conference on May 23, 2013 with regard to the above-captioned Post-Effective Amendment for the Registrant filed with the SEC on May 9, 2013.

The Staff’s comments are restated below, followed by the Registrant’s responses.

1.         Fees and Expenses of the Fund

Comment:                      a.      Please update the fee tables and the examples.

Response:                      The fee tables and the examples have been updated.

Comment:                      b.      For shareholder fees, rather than “None” please mark as “N/A”.

Response:                      The Registrant believes that the inclusion of “Shareholder Fees” is required by the
Form. Additionally, the Registrant notes the introduction to each Fund’s fee table states that “This information does not reflect fees associated with the separate account that invests in the fund or any variable life insurance policy or variable annuity contract for which the fund is an investment option. These fees will increase expenses.”

Comment:                      c.           DWS Alternative Asset Allocation VIP.  Consider whether the strategy change will have an impact on expenses and update disclosure in accordance with Instruction 3(d)(ii) of Item 3 of Form N-1A.

Response:                        The Registrant believes that the strategy changes for the Fund should not have an impact on the Fund’s expenses.

2.         Risks

Comment:                      a.      DWS Alternative Asset Allocation VIP. The risks for the Fund in Item 4 and Item 9 were similar.  Item 4 is meant to be a summary.

Response:                      The Registrant respectfully declines to change its Item 4 disclosure in response to the SEC staff’s comment.  The Registrant believes the disclosure accurately provides the principal risks of investing in the Fund and accordingly provides helpful disclosure to shareholders.

Comment:                      b.      DWS Alternative Asset Allocation VIP. Confirm that the new currency strategy for the Fund does not require a new risk.

Response:                      The Fund believes that “currency strategies risk” addresses the principal risk associated with the currency strategy for the Fund.

3.         Performance Information

Comment:                      a.      In the table of Average Annual Returns, please remove the “Class Inception” column.  It may appear as a parenthetical in the table.

Response:                      DWS has had discussions with the SEC staff regarding the presentation of performance tables in connection with the staff review of the DWS retail mutual fund prospectuses and has made a number of changes for funds that have multiple share classes with different inception dates (e.g., a fund that has a share class with only 1 calendar year of returns and others with 5 or 10 years returns).  The table format in the Registrant’s registration statement matches the format that, as a result of those discussions, is being used in the DWS retail fund prospectuses.  DWS would like to retain the format in the Registrant’s registration statement so that a consistent format appears in prospectuses throughout the fund complex.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-2565.

Very truly yours,

/s/Caroline Pearson

Caroline Pearson
Managing Director
Deutsche Investment Management Americas Inc.

cc:           John Marten, Esq., Vedder Price P.C.